Exhibit 99.2

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2011 FINANCIAL RESULTS, COMPANY ON TRACK FOR RAPID PRODUCTION GROWTH BY LATE 2012

TORONTO, ONTARIO—(Marketwire — March 26, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced details of the Company’s financial and operating results for the fourth quarter and full-year 2011. Key accomplishments for 2011 include significant growth in resources, including releasing initial resources for both Thunder Creek and Fenn-Gib, doubling production from a year earlier and continuing to achieve significant exploration success with a number of new discoveries and extensions announced during the year.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Over the last few months we have accomplished a great deal. First, we had a strong operating performance in the fourth quarter pouring 26,550 ounces of gold, which brought full-year production to 86,565 ounces. We released initial resource estimates for Thunder Creek and Fenn-Gib in November and followed that up with updated resource estimates for Timmins West Mine and Gold River Trend in February 2012. Based on these estimates, both our indicated and inferred resources have more than doubled over the last year. Very importantly, we recently issued a Preliminary Economic Assessment (“PEA”) for Timmins West Mine, which shows the excellent potential of the Mine to achieve significant production growth, low cash costs and substantial cash flows and returns, with opportunities existing for further enhancement. We have also strengthened our balance sheet by raising $50 million through royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada”).

“In 2012, we are on track to significantly increase our mining capacity and complete a 50% expansion of our mill by late in the year, which will set us up for strong production growth in 2013. With Timmins West, Bell Creek and Fenn-Gib, we have three multi-million ounce gold complexes in one of the world’s great gold camps, and we will continue to work aggressively to demonstrate the value of our assets.”

2011 and Fourth Quarter Financial Highlights

•             Gold sales in 2011 totaled 91,468 ounces at an average price of US$1,546 per ounce. During the fourth quarter 2011, total gold sales were 21,956 ounces at an average price of US$1,687 per ounce.

•             Cash operating costs(1) for Timmins Deposit totaled $95(1) per tonne or US$811 per ounce in 2011 and $102(1) per tonne or US$762 per ounce during the fourth quarter 2011.

•             Cash earnings from mine operations(1) in 2011 were $31.7 million. Fourth quarter cash earnings from mine operations(1) totaled $8.7 million.

•             Net loss for the year ended December 31, 2011 was $10.9 million or $0.03 per common share.  Net loss in the fourth quarter 2011 totaled $5.5 million or $0.01 per common share, largely reflecting write downs related to the Company’s investment in Golden Share Mining Corporation and the option agreement relating to its Mexican assets, the Company’s share of net losses on its investment in associates and exploration spending on its Mexican assets.

•             Project spending in 2011 totaled $96.7 million, while exploration spending totaled $32.1 million. Project spending exceeded the Company’s previous estimate of $85 million largely reflecting its decision to complete additional development work at the Thunder Creek Deposit during the fourth quarter, as well as the impact of cost escalation in the industry. The Company also incurred $22.6 million of expenditures related to its mill expansion during 2011.

•             Cash and gold bullion inventory at December 31, 2011 totaled $66.2 million, including $56.0 million of cash and $10.2 million of bullion inventory (valued at market prices). Subsequent to year end, the Company received approximately $50.0 million through royalty and equity investment transactions with Franco-Nevada. Under terms of the transactions, the Company received from Franco-Nevada US$35.0 million for a 2.25% net smelter return royalty on the sale of minerals from the Company’s Timmins West Complex, and $15.0 million from the sale of 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume weighted average price.

2011 and Fourth Quarter Operating Highlights

•             Gold poured in 2011 totaled 86,565 ounces. Gold poured during the fourth quarter 2011 was 26,550 ounces.

•             Processed gold for the year was 83,585 ounces (671,467 tonnes at average grade of 4.03 grams per tonne), while gold processed during the fourth quarter totaled 24,809 ounces (186,231 tonnes at average grade of 4.34 grams per tonne)

•	Timmins Deposit —	Full year: 338,021 tonnes @ 3.80 gpt for 39,983 ounces;
Fourth quarter: 57,516 tonnes @ 4.19 gpt for 7,496 ounces

•	Thunder Creek —	Full year: 154,770 tonnes @ 3.96 gpt for 19,000 ounces;
Fourth quarter: 80,192 tonnes @ 4.24 gpt for 10,503 ounces

•	Bell Creek Mine —	Full year: 178,676 tonnes @ 4.29 gpt for 24,602 ounces;
Fourth quarter: 48,523 tonnes @ 4.70 gpt for 6,810 ounces.

•             Mill throughput averaged 1,840 tonnes per day in 2011 and 2,024 tonnes per day during the fourth quarter.

•             Resources increased significantly with initial resources being released for the Vogel and Marlhill properties in May 2011 and for the Thunder Creek Deposit and Fenn-Gib project in November 2011.

•             Significant exploration progress was recorded during 2011:

•	Shallow gold zone discovered at the 144 property (to south-west of Thunder Creek)
•	Mineralization extended 750 metres eastward and 200 metres to depth at Gold River Trend East Deposit
•	Bell Creek Mine mineralization extended to 400 metres below the existing resource
•	Timmins Deposit Ultramafic and Footwall structures extended 1.9 kilometres down plunge to total depth of 2,380 metres, and
•	Fenn-Gib mineralization expanded 200 metres north of existing drilling.

Subsequent Events — Significant Progress in First Quarter 2012

During the first three months of 2012, the results of considerable drilling and other work performed since the beginning of 2011 were released. These results include:

•             February 15, 2012: An updated resource estimate for Timmins West Mine (including the Timmins and Thunder Creek deposits) was released totaling 1,122,500 ounces of gold (5,826,000 tonnes grading 5.99 grams per tonne) in the indicated category and 791,500 ounces of gold (4,272,000 tonnes grading 5.76 grams per tonne) in the inferred category (using a base case 1.5 grams per tonne cut-off grade).

•             February 22, 2012: An updated resource estimate for the Gold River Trend was released totaling 117,400 ounces of gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces of gold (5,273,000 tonnes grading 6.06 grams per tonne) in the inferred category. As of the end of February 2012, both the Company’s indicated and inferred resources had doubled since the beginning of 2011.

•             February 28, 2012: A PEA was released for Timmins West Mine, representing the first time the resources at the Timmins and Thunder Creek deposits have been evaluated as a fully integrated, long-term mining operation. The PEA estimates 10 years of production with 1.4 million ounces produced over that period; average cash operating costs of US$625 per ounce based on a C$/US$ exchange rate at par; and favourable project economics based on a number of pricing and exchange rate assumptions. Total growth capital in the PEA is assumed at $160 million, including $67 million for the expansion of the Company’s milling facility and other milling costs, with an additional $225 million of sustaining capital to be spent after Year 1.

2012 Outlook

During 2012, the Company is investing to increase its mining and processing capacity to support strong production growth beginning late in the year.  At Timmins West Mine, the work program involves significant ore delineation and infrastructure development, particularly during the first half of 2012. A 50% expansion of the Company’s milling facility, to 3,000 tonnes per day, is progressing on schedule for completion in the fourth quarter. Based on the 2012 work program, production will be weighted to the second half of the year. During the first quarter, throughput levels and grades will be affected by the extent of development work being completed, with production during the quarter expected to total approximately 15,000 ounces of gold poured.

For the full year 2012, the Company is targeting from its Timmins West and Bell Creek mines total production of between 85,000 and 100,000 ounces of gold poured. Cash operating costs for the year are estimated at US$825 to US$875 per ounce. Cash operating costs during the first quarter are budgeted at approximately US$1,450 per ounce, reflecting the focus on ore development and stope preparation during the quarter. Costs are expected to improve during the second quarter, but remain above the full-year target range, and then improve to below the target range during the second half of the year when the Company’s focus transitions to stope production leading to higher throughput levels and grades.

During 2012, the Company plans to complete the growth capital phase of the Timmins West Mine project, which is expected to involve development expenditures of $93 million and $67 million of expenditures to complete the 50% mill expansion and other milling costs. The Company also contemplates incurring additional expenditures for the continued development of Bell Creek Mine and for exploration drilling, with the amount and timing of these expenditures to be evaluated on an ongoing basis in relation to the Company’s capital position.

Based on cash and gold bullion inventory at the beginning of 2012 of approximately $66.2 million, the approximately $50 million received from Franco-Nevada in March 2012 and anticipated proceeds from planned gold production during the year, the Company is positioned to finance the completion of the growth capital phase of the Timmins West Mine, including the Bell Creek Mill expansion. The Company’s 2012 business plan assumes an average gold price of US$1,650 per ounce and a C$/US$ exchange rate of 0.98.

To support additional expenditures, the Company is currently assessing opportunities to strengthen its balance sheet through increased access to debt facilities or related structures, equity markets or any combination to provide additional capital and financial flexibility.

Conference Call & Webcast

Lake Shore Gold will host a conference call and webcast on Tuesday, March 27, 2012 at 10:00 am EST to discuss the Company’s full year and fourth quarter 2011 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-9432 or 888-340-9642

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 2569205

Available until: 11:59 pm, April 3, 2012

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day, is advancing towards completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

(1)              Denotes non-GAAP (Generally Accepted Accounted Principles) measures.